Exhibit 99.1

Procaps Group to Host Second Quarter and First Half 2022

Conference Call on Wednesday

MIAMI, USA - BARRANQUILLA, COL – August 30, 2022 – Procaps Group (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, announced that will host a conference call and webcast at 12 p.m. Eastern time, on August 31, 2022, to discuss the second quarter and first half 2022 results.

The Earnings Release and Financials Statements can be found on Procaps website - https://investor.procapsgroup.com/.

To access the call, please use the following information:

Date:	Wednesday, August 31, 2022
Time:	12:00 p.m. ET
Toll Free dial-in number:	1-844-204-8586
Toll/International dial-in number:	1-412-317-6346
Conference ID:	Procaps Group

The conference call will be broadcast live and available for replay at https://bit.ly/PROC2Q22 and via the investor relations section of Procaps’ website here.

A telephone replay will be available approximately two hours after the call and will run through September 12, 2022, by dialing 1-877-344-7529 from the U.S., or 1-412-317-0088 from international locations and entering replay pin number: 8496276.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions.

For more information, visit Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com